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CEO | Strategist & entrepreneur driving change for collective wellbeing | Impact Adviser & Investor | Independent Board Member | Climate, Energy & Sustainable Development Innovator | ESG & SDG Alignment

Sun Valley, Idaho, United States · Contact info

500+ connections

Christensen Global

Stanford Law School

Experience

Founder & CEO

Christensen Global · Full-time

Jun 2005 - Present · 16 yrs 9 mos

Sun Valley, Idaho, United States

Developing solutions for a resilient world by providing strategic counsel to entrepreneurs, innovators and leaders across business, investment, philanthropy, government and multilateral institutions to maximize impact including for specific transactions, business development, partnerships and outreach and communications. CC ...see more

Advisory Board Member

riskthinking.AI · Part-time

Dec 2021 - Present · 3 mos

At a time when climate risk is becoming an urgent matter for asset owners and managers as well as government officials, risk expert and founder of Algorithmics, Dr. Ron Dembo, has founded RiskThinking.AI, a climate risk data, software and ratings provider that helps "regulators, governments, financial institutions, asset manag ...see more

Board Member

Confluence Philanthropy · Part-time

Oct 2021 - Present · 5 mos

Confluence Philanthropy is a nonprofit founded by longtime impact capital leader Dana Lanza with the mission "to transform the practice of investing by aligning capital with our community's values of sustainability, equity, and justice. We support and catalyze a membership network of private, public and community foundation ...see more

Senior Adviser

World Climate Foundation · Part-time

Sep 2021 - Present · 6 mos

The World Climate Foundation's mission is "to facilitate the transition to a clean and net-zero economy through cross-sector dialogue, inspirational partnerships and investments in sustainable solutions. Our vision is a decade from 2020 to 2030 where climate and sustainability commitments are transformed via actions into ...see more

Hempitecture

Part-time · 1 yr 2 mos

Board Member

Oct 2021 - Present · 5 mos

Hempitecture's mission is "to build a better world by creating healthy, energy efficient habitats. We believe buildings should contribute to our health, not take away from it. They should help us live happier lives, while also doing no harm to our planet. Hempitecture is a Public-Benefit Corporation with a purpose to create healthy ...see more

Member, Advisory Board

Jan 2021 - Oct 2021 · 10 mos

Ketchum, Idaho, United States

Hempitecture's mission is to build a better world by creating healthy, energy efficient habitats. We believe buildings should contribute to our health, not take away from it. They should help us live happier lives, while also doing no harm to our planet. Hempitecture is a Public-Benefit Corporation with a purpose to create healthy, e ...see more

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